UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 333-100078

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED SECURITY BANK 401K CASH or DEFERRED STOCK OWNERSHIP PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bank
2126 Inyo Street
Fresno, California, 93721

United Security Bank 401K Cash or Deferred Stock Ownership Plan

Financial Statements and Supplemental Information

December 31, 2016 and 2015
with Report of Independent Registered Public Accounting Firm

Form 11-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of United Security Bank 401K Cash or Deferred Stock Ownership Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with DOL’s Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompany schedule is fairly stated, in all material respects in relation to the financial statements as a whole.

/s/ Moss Adams LLP
Albuquerque, NM
June 23, 2017

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015
	2016	2015

ASSETS
Investments (at fair value):
Self-directed Brokerage	$101,091	$93,246
Common stock of United Security Bancshares	3,137,185	2,274,611
Mutual Funds	4,053,555	3,286,360
Notes receivable from participants	104,898	71,666
Participant contributions receivable	296	0
Employer contributions receivable	269,070	250,860

NET ASSETS AVAILABLE FOR BENEFITS	$7,666,095	$5,976,743

See notes to financial statements

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2016

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$1,231,366
Dividends and interest	103,394
Net investment loss	1,334,760

Interest income on notes receivable from participants	3,955

Contributions
Participant	468,428
Employer	269,070
737,498
Total additions	2,076,213

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(338,807)
Administrative expenses	(48,054)
Total deductions	(386,861)

CHANGE IN NET ASSETS	1,689,352

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$5,976,743

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$7,666,095

See notes to financial statements

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 1 – DESCRIPTION OF PLAN
The following brief description of the United Security Bank 401K Cash or Deferred Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The primary purpose of the United Security Bank 401K Cash or Deferred Stock Ownership Plan (the “Plan”) is to provide employees of United Security Bank (the “Company”) the opportunity to accumulate funds for their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
The Plan is a defined contribution plan covering all regular part-time or full-time employees of the Company. Employees may participate in the voluntary salary deferral feature of the Plan after completing three (3) months of service. Employees will be eligible to receive employer Safe Harbor contributions after completing three (3) months of eligible service. To be eligible for discretionary matching contributions employees must attain age 21 and must complete one (1) year of service. The Board of Directors may elect to make discretionary match contributions in place of Safe Harbor contributions. Enrollment periods are on the first day of the calendar month following the time an employee has met the eligibility criteria specified above.
Administration
The Plan is administered by the Company. Administrative expenses are mostly paid by the Company, except for expenses incurred at the participant level which are charged against the participant’s individual accounts.
Participant accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant contributions
Participants may contribute to the Plan a percentage or a specific dollar amount of their annual wages, not to exceed certain dollar limitations determined annually by the Internal Revenue Service. Deferrals to the Plan may be made as normal 401(k) contributions or on an after-tax-basis as Roth contributions. The sum of regular pre-tax 401(k) and Roth contributions may not exceed the annual limit allowed on regular 401(k) contributions. Participants may elect to change their election to contribute to the Plan on the dates established pursuant to the Plan Administrator procedures. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

Employer contributions
The Safe Harbor Match Contribution made by the Company equals one hundred percent (100%) of the first four percent (4%) of an employees eligible contributions made during the year. In addition, the Company may make a discretionary contribution, annually, at the discretion of the Board of Directors, which is allocated in proportion to participants’ eligible compensation to the total compensation of all eligible participants for the Plan year. Eligible compensation includes participants contributions to the Plan and to the Company Cafeteria Plan. To be eligible for the discretionary contribution, a participant must complete at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. Employer contributions are made in cash and re-invested in various plan investments at the direction of the participant. The employer made safe harbor contributions of $269,070 for the plan year ended December 31, 2016. There were no discretionary matching contributions made during the year ended December 31, 2016.
Vesting
When a participant terminates employment with the Company, they are entitled to the vested portion of each of their accounts. Participants are always 100% vested in the amounts they contributed to the plan, including any rollover contribution and Safe Harbor Match contribution.
Notes receivable from participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except that a loan used to acquire a principal residence may be repaid over a reasonable time commensurate with the repayment period similar to commercial loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions. Loan expenses are deducted from the gross loan amount upon distribution to the employee. As of December 31, 2016, the rate of interest on outstanding loans ranges from 4.25% to 4.50% with maturities through September 2029.
Forfeitures
Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. These forfeitures represent amounts for employees that terminated employment with the Company prior to January, 1 2012, when the Plan vesting was changed to 100% immediate vesting. Forfeitures are retained in the Plan and may be used to offset Plan expenses or reduce future employer contributions. For the year ended December 31, 2016, no non-vested forfeitures were used to offset employer contributions.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

Benefits paid to participants
Upon termination of service, the participant may elect to receive benefits equal to the vested value of his or her account in one lump-sum payment or transfer/rollover the vested value to another qualified investment plan. The Plan allows in-service distributions for participants that have reached Normal Retirement Age as defined in the Plan, but are still working for the Company. The Plan allows hardship withdrawals. Any Safe Harbor Match account balance is excluded from a hardship withdrawal eligibility.
Plan termination
Although termination of the Plan is not presently contemplated, the Company does have the right to terminate the Plan at any time. In the event of termination, participants would become 100% vested in the aggregate value of their respective accounts.

NOTE 2 – ACCOUNTING POLICIES
Basis of accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual basis of accounting.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Income recognition
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation/depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.
Payment of benefits
Benefits are recorded when paid. The Plan accounts for benefits due to participants who have terminated employment with the Company as a component of net assets available for benefits until such amounts have been paid.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

Subsequent events
Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.
Reclassification
Certain amounts from the prior year statement of net assets available for benefits have been reclassified, in order to conform to the current year presentation.

NOTE 3 – FAIR VALUE MEASUREMENTS
FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered investment companies (Mutual funds): Shares of registered investment company funds are valued at the NAV of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded. Accordingly, mutual funds are classified within Level 1 of the valuation hierarchy.
Common stock of United Security Bancshares and other common stock (Self-directed Brokerage): Common stock is valued at quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015.
Assets at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total
Self-directed Brokerage	$101,091	$—	$—	$101,091
Common stock of United Security Bancshares	3,137,185	—	—	3,137,185
Mutual Funds	4,053,555	—	—	4,053,555
Total assets at fair value	$7,291,831	$—	$—	$7,291,831

Assets at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Self-directed Brokerage	$93,246	$—	$—	$93,246
Common stock of United Security Bancshares	2,274,611	—	—	2,274,611
Mutual Funds	3,286,360	—	—	3,286,360
Total assets at fair value	$5,654,217	$—	$—	$5,654,217

NOTE 4 – INVESTMENTS
At December 31, 2016, a substantial amount of the Plan’s assets were invested in the common stock of the Company and are held by TD Ameritrade. The remaining portion of the Plan’s assets are held in the form of cash, money market mutual funds and self-directed brokerage accounts at Plan’s Trustee, Nationwide Trust Company (NTC), or at TD Ameritrade.
The Plan’s investments include 404,798 and 425,161 shares of Company stock at December 31, 2016 and 2015, respectively. The Company common stock is valued at the quoted market price of $7.75 and 5.35 per share at December 31, 2016 and 2015, respectively.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2016 and 2015

NOTE 5 – TAX STATUS
The plan document is a prototype standardized defined contribution plan that received a favorable opinion letter from the Internal Revenue Service on March 31, 2014, which stated that the prototype plan, as then designed, was in accordance with applicable sections of the Internal Revenue Code. As a result of the favorable determination received from the Internal Revenue Service, no provision for income taxes has been included in the Plan’s financial statements.
In accordance with guidance on accounting for uncertainty in income taxes, the Trustees have evaluated the Plan's tax positions and do not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 – RELATED PARTY TRANSACTIONS
The Plan’s assets are held by NTC and TD Ameritrade. Some of the Plan assets are invested in funds managed by NTC. NTC also provides record keeping and investment services to the Plan. Plan assets held at TD Ameritrade include investments in the Company’s stock and other self-directed investments.
Company contributions are managed by NTC, which invests cash received, interest and dividend income and makes distributions to participants.
NTC expenses incurred at the participant level are absorbed by the Plan and allocated among the related participant’s accounts. The independent auditors’ fees are paid directly by the Company.

NOTE 7 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.
The Plan is subject to concentrations of market risk with respect to common stock of United Security Bancshares stock held by the Plan. At December 31, 2016, 40.9% of the Plan assets are invested in United Security Bancshares stock, which is publicly traded on the NASDAQ stock exchange. United Security Bancshares stock, adjusted for stock dividends, traded at a high closing price of $8.10 per share and a low closing price of $4.65 per share during 2016. Company performance and other environmental factors impact the market value of this investment on a daily basis.

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Employer Identification Number 77-0103429 Plan Number: 002
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2016

	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	United Security Bancshares	United Security Bancshares common stock held		$3,137,185

	Nationwide/TD Ameritrade	Other various self- directed common stock		85,517

*	Nationwide	Self directed money market		15,574

	American Beacon	American Beacon International Equity Inst		93,996
	American Century Investments	American Century Short Duration Inflation Protected Bond		91,223
	American Funds	American Funds Capital R6		57,514
	American Funds	American Funds Washington Mutual Investors R6		72,730
	Dimensional Fund Advisors	DFA Emerging Markets Core Equity I		49,597
	Dimensional Fund Advisors	DFA Global Real Estate Secured Inst		73,240
	Dimensional Fund Advisors	DFA US Large Cap Value		109,673
	Federated	Federated Government Obligations Fund		6,667
	Harbor	Harbor International Inst		70,896
	JP Morgan	JP Morgan Small Cap Value Select		36,016
	JP Morgan	JPMorgan Strategic Income Opps R5		57,104
	Legg Mason	Legg Mason BW Global Opp Bond A		46,791
	MFS	MFS Research R4		85,573
	MFS	MFS Utilities R4		5,813
*	Nationwide	Nationwide Bailard Tech & Science		13,415
*	Nationwide	Nationwide Bank FDIC Insured Account		465,670
	Oppenheimer Funds	Oppenheimer Global Y		67,964
	Prudential Investments	Prudential Hi Yield Z		101,711
	Prudential Investments	Prudential Total Return Bond Z		92,441
	TCW	TCW Total Return Bond Fund		175,069
	Vanguard	Vanguard 500 Index Signal		63,266
	Vanguard	Vanguard Explorer Adm		16,487
	Vanguard	Vanguard Health Care Investment		29,895
	Vanguard	Vanguard Precious Metals Mining Inv		5,634
	Vanguard	Vanguard REIT Index Adm		6,859
	Vanguard	Vanguard Select Value Investment		14,021
	Vanguard	Vanguard Short-term Bond Index		3,419
	Vanguard	Vanguard Small Cap Grade Index Inv		27,775
	Vanguard	Vanguard Target Retirement 2010		93,097
	Vanguard	Vanguard Target Retirement 2015		19,676

	Vanguard	Vanguard Target Retirement 2020		390,111
	Vanguard	Vanguard Target Retirement 2025		75,943
	Vanguard	Vanguard Target Retirement 2030		171,056
	Vanguard	Vanguard Target Retirement 2035		198,397
	Vanguard	Vanguard Target Retirement 2040		264,850
	Vanguard	Vanguard Target Retirement 2045		170,522
	Vanguard	Vanguard Target Retirement 2050		59,652
	Vanguard	Vanguard Target Retirement 2055		28,832
	Vanguard	Vanguard Target Retirement 2060		35,215
	Vanguard	Vanguard Target Retirement Income		452,098
	Vanguard	Vanguard Total Stock Market Index Signal		153,647
				4,053,555
*	Participant Loans		—	104,898
		4.25%-4.50% rate; Maturities through September 2029

				$7,396,729
(d) Investments are participant directed; therefore, cost information is not required.
* Indicates party-in-interest to the Plan

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Security Bank 401K Cash or Deferred Ownership Plan

June 23, 2017

By: /s/ Bhavneet Gill
Senior Vice President
and Chief Financial Officer of United Security Bank

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT

23.1	Consent of Moss Adams LLP